TOWER ONE ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

June 30, 2022 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) wishes to announce that Hugo Ochoa resigned as a director of the Company, effective June 29, 2022. The Company’s board of directors would like to thank Mr. Ochoa for his valuable contributions to the Company and wish him much success in his future endeavours.
The Company is also pleased to announce the appointment of Gabriel Tejada Arenas to the Company’s board of directors, also effective as of June 29, 2022.
Mr. Tejeda Arenas is a private consultant, owner and manager of the firm of Consultoría Total & Cía Ltda. He has extensive training and background in accounting and tax matters. He is a Public Accountant and a specialist in management, tax and customs legislation with more than 20 years of experience.
About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail:                       info@toweronewireless.com
Website:                     www.toweronewireless.com